May 7, 2026 PATRIA INVESTMENTS (NASDAQ: PAX) 1Q26 Earnings Presentation

2 This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 2Q24 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward- looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20- F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 1Q26 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. Disclaimer PAX 1Q26 Earnings Presentation

3 This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 2Q24 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. Patria Reports First Quarter 2026 Results May 7, 2026 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the first quarter ended March 31, 2026 Patria will host its first quarter 2026 investor conference call via public webcast on May 7, 2026, at 9:00 a.m. ET. To register, please use the following link: https://edge.media-server.com/mmc/ p/6u8sf7vo For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ Conference Call Dividends Shareholder Relations Contact PatriaShareholderRelations@patria.com T: +1 917 769 1611 About Patria Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With over 37 years of experience and more than $59 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com Asset Classes Infrastructure, Credit, Real Estate, Private Equity, Solutions (GPMS), and Public Equities Main sectors Agribusiness, Power & Energy, Healthcare, Logistics & Transportations, Food & Beverage and Digital & Tech Services Investment Regions Latin America, Europe and the U.S. Patria declared a quarterly dividend $0.1625 per share payable to record holders of common stock as of the close of business on May 18, 2026. This dividend will be paid on June 11, 2026. PAX 1Q26 Earnings Presentation

PAX 1Q26 Earnings Presentation

PATRIA

Patria's First Quarter IFRS Results

IFRS Net Income attributable to Patria was $2.3 million for 1Q26

(US$ in millions)	1Q25	4Q25	1Q26
Revenue from management fees	78.1	90.8	96.1
Revenue from incentive fees	0.3	11.3	—
Revenue from performance fees (1)	0.8	30.4	—
Revenue from advisory and other ancillary fees	2.0	2.9	3.5
Taxes on revenue (2)	(1.5)	(2.3)	(2.6)
Revenue from services	**79.6**	**133.2**	**97.1**
Personnel expenses (3)	(29.1)	(55.5)	(46.9)
Deferred Consideration (4)	(0.7)	(1.5)	(1.4)
Amortization of intangible assets	(9.9)	(10.0)	(9.3)
Carried interest allocation	—	(10.6)	—
General and Administrative expenses	(12.0)	(7.5)	(15.0)
Other income/(expenses) (5) *	(1.0)	1.2	1.1
Share of equity-accounted earnings (6)	—	0.2	—
Net financial income/(expense) (7) *	(12.2)	(11.3)	(16.4)
Income before income tax	**14.6**	**38.1**	**9.2**
Income and other related tax (8)	2.0	(2.5)	(4.6)
Net income for the period	**16.6**	**35.6**	**4.6**
Attributable to:			
Shareholders of the Parent	**15.7**	**34.5**	**2.3**
Non-controlling interests (9)	**0.9**	**1.1**	**2.3**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

*A reclassification was performed from Other income/(expense) to Net financial income/(expense) for unwinding expenses on acquisition payables with no impact on net income for the period.

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5 Message from Patria’s CEO - Alex Saigh “We delivered a strong start to 2026, driven by continued fundraising momentum, meaningful growth in Fee-Earning AUM, and consistent investment performance across our platform,” said Alex Saigh, Chief Executive Officer of Patria. “We raised $2.1 billion in the quarter, grew Fee- Earning AUM to nearly $46 billion, and delivered 19% year-over-year growth in Fee Related Earnings, keeping us firmly on track to achieve our full year objectives. With increasing global and local investor engagement, a strengthened balance sheet following our inaugural bond issuance, and a highly diversified, long duration asset base, we believe Patria is exceptionally well positioned to capture the opportunities ahead.” PAX 1Q26 Earnings Presentation

6 Patria’s First Quarter 2026 Summary PAX 1Q26 Earnings Presentation

7 Key Business Metrics Financial Measures • Management fees of $95.2 million in 1Q26 , up 21% compared to 1Q25 • Fee Related Earnings (“FRE”) of $50.5 million in 1Q26 , up 19% versus 1Q25 . On a per share basis, FRE in 1Q26 reached $0.32, up 18% year over year • FRE Margin of 54.6% in 1Q26 • Distributable Earnings (“DE”) per share of $0.27 in 1Q26 up 14% versus 1Q25 . See notes and definitions at end of document • Total Assets Under Management (“AUM”) of $59.3 billion as of quarter end, up 29% from 1Q25 • Fee Earning AUM (“FEAUM”) of $45.8 billion, up 31% from 1Q25 • Total Fundraising of $2.1billion in 1Q26 and $6.6 billion over the LTM • Total Deployment in drawdown funds of $0.8 billion in 1Q26 and $2.8 billion over the LTM • Net Accrued Performance Fees of $281 million as of March 31, 2026, or $1.77 per share • Pending FEAUM of $3.3 billion as of quarter end Corporate Actions & Recent Developments Patria’s First Quarter 2026 Summary PAX 1Q26 Earnings Presentation • Declared quarterly dividend of $0.1625 per common share payable on June 11, 2026 • Closed on the acquisitions of 51% of Solis and 100% of RBR Gestão which added $3.1 billion and $1.3 billion of FEAUM, respectively • Repurchased 893 thousand shares in the open market for $12.7 million dollars in addition to 840 thousand shares repurchased through the initial implementation of a new Total Return Swap ("TRS") for a total of 1.5 million shares completed in 2Q26 • Subsequent to quarter end: • Closed on the acquisition of WP Global Partners, a U.S. based middle-market PE solutions provider with $1.8bn of FEAUM • Issued $350 million of fixed-rate, long-term debt with maturities ranging from 5-10 years and coupons from 6.0%-to-6.6%.

PAX 1Q26 Earnings Presentation

PATRIA

Patria's First Quarter 2026 Earnings

Distributable Earnings ("DE") of $42.4 million in 1Q26

(US$ in millions)	1Q25	4Q25	1Q26	% Δ (1Q25 vs. 1Q26)	% Δ (4Q25 vs. 1Q26)
Management Fees	78.7	92.0	95.2	21%	3%
(+) Incentive Fees	0.3	11.3	—		
(+) Other Fee Revenues	2.0	2.9	3.3		
(–) Taxes on Revenues (1)	(1.5)	(2.1)	(2.3)		
(–) Rebates	(2.2)	(3.1)	(3.7)		
Total Fee Revenues	**77.3**	**101.0**	**92.6**	**20%**	**(8)%**
(–) Personnel Expenses	(22.1)	(24.8)	(26.8)	21%	8%
(–) General and Administrative Expenses	(11.9)	(11.3)	(14.7)	23	30%
(–) Placement Fees Amortization and Rebates (2)	(0.7)	(0.7)	(0.5)	(23)%	(19)%
Fee Related Earnings (FRE)	**42.6**	**64.3**	**50.5**	**19%**	**(21)%**
FRE Margin (%)	**55.1%**	**63.6%**	**54.6%**		
Realized Performance Fees (After-Tax)	0.8	30.2	—		
(–) Carried interest allocation and bonuses (3)	—	(10.6)	—		
Performance Related Earnings (PRE)	**0.8**	**19.6**	**—**		
(+) Net financial income/(expense) (4)	(2.8)	(1.8)	(3.3)		
Pre-Tax Distributable Earnings	**40.6**	**81.9**	**47.2**	**16%**	**(42)%**
(–) Income and other related tax (5)	(3.7)	(3.5)	(4.9)	31%	40%
Distributable Earnings (DE)	**36.9**	**78.5**	**42.4**	**15%**	**(46)%**
DE per Share	**0.23**	**0.50**	**0.27**	**14%**	**(46)%**
Shares Outstanding	158.1	158.0	159.1	1%	1%

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

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PAX 1Q26 Earnings Presentation

Fee Related Earnings ("FRE")

PATRIA

Highlights for the quarter

- Sequential and year-over-year increase in Management Fees reflects higher FEAUM driven mainly by organic net inflows, positive investment returns, and the closing of the Solis and RBR acquisitions in the quarter, partially offset by a lower management fee rate due to mix
- Personnel and G&A expenses totaled approximately $41 million in the quarter, up 15% sequentially and 22% year-over-year mainly driven by acquisitions, FX, and ongoing investments in the business
- Year-over-year increase in FRE of 19% reflects higher fee revenues partially offset by lower FRE margin. Sequential decrease in FRE vs. 4Q25 reflects mainly the absence of seasonal incentive fees and higher expenses partially offset by higher management fee revenues

(US$ in millions)	1Q25	4Q25	1Q26	% Δ (1Q25 vs. 1Q26)	% Δ (4Q25 vs. 1Q26)
Management Fees	78.7	92.0	95.2	21%	3%
(+) Incentive Fees	0.3	11.3	—		
(+) Other Fee Revenues	2.0	2.9	3.3		
(–) Taxes on Revenues (1)	(1.5)	(2.1)	(2.3)		
(–) Rebates	(2.2)	(3.1)	(3.7)		
Total Fee Revenues	**77.3**	**101.0**	**92.6**	**20%**	**(8)%**
(–) Personnel Expenses	(22.1)	(24.8)	(26.8)	21%	8%
(–) General and Administrative Expenses	(11.9)	(11.3)	(14.7)	23	30%
(–) Placement Fees Amortization and Rebates (2)	(0.7)	(0.7)	(0.5)	(23)%	(19)%
Fee Related Earnings (FRE)	**42.6**	**64.3**	**50.5**	**19%**	**(21)%**
FRE Margin (%)	**55.1%**	**63.6%**	**54.6%**		

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

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10 12 13 Net Accrued Performance Fees for Drawdown Funds US$ 281 mn 237 PE VI 19 IS III IS V Others1 EoP FX US$/BRL  $5.22 EoP FX US$/BRL $5.74  Net Accrued Performance Fees (USD in millions) EoP FX US$/BRL $5.50 See notes and definitions at end of document. Totals may not add due to rounding. 1Q26 Composition by Fund PAX 1Q26 Earnings Presentation 249 27 — 3 1 281 4Q25 PE VI (2019) IS III (2013) IS V (2023) Others2 1Q26 368 1Q25 • Net Accrued Performance Fees of $281 million or $1.77 per share on March 31, 2026 • Net Accrued Performance Fees increased in the quarter mainly driven by the share price of listed companies in PE Fund VI and appreciation of local currencies vs. the USD • Other Net Accrued Performance Fees includes both Growth and Venture strategies

11 (US$ in millions) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total 1Q25 229 896 832 13 42 1,161 3,173 2Q25 24 330 346 80 232 254 1,266 3Q25 96 612 396 78 109 240 1,531 4Q25 16 415 274 144 523 324 1,695 2025 365 2,253 1,848 316 905 1,978 7,666 1Q26 275 547 926 91 37 267 2,143 Fundraising See notes and definitions at end of document. Totals may not add due to rounding. Highlights for the quarter • Credit included $322 million in various High Yield strategies and over $260 million raised through Brazilian CLO's • Both Private Equity and Infrastructure benefited from additional co-investment commitments • GPMS benefited from $139 million of commitments to new co-investment drawdown fund PCPF - Patria Co-investments Partnership Fund, which continues to fundraise PAX 1Q26 Earnings Presentation

12 10.8 2.9 9.512.6 4.6 9.1 3.3 0.4 0.24.2 1.6 1.2 0.2 0.10.2 1.2 0.5 13.1 14.1 2.0 2.9 6.2 9.9 7.4 12.86.7 8.8 10.4 10.7 1Q25 1Q26 Total Assets Under Management Pending FEAUM represents AUM available for future deployment that could generate management fees if deployed. See notes and definitions at end of document. Totals may not add due to rounding. Fair Value of Investments US$ 9.8 bn Uncalled Capital + US$ 49.5 bn +29% $45.8bn $59.3bn GPMSPublic EquitiesReal EstateCreditInfrastructurePrivate Equity •LTM growth in AUM was driven by organic capital inflows of $6.6 billion, a positive valuation impact of $2.9 billion as well as a positive impact from USD depreciation vs other currencies, and $4.9 billion from acquisitions, offset by outflows of $(4.2) billion - which included $(2.8) billion of divestments and distributions •Pending FEAUM rose 17% from $2.9 billion in 4Q25 Pending FEAUM PAX 1Q26 Earnings Presentation US$ 3.3 bn

13 11.0 11.5 2.0 2.8 5.8 9.4 7.2 12.4 3.6 4.2 5.4 5.4 1Q25 1Q26 16% 5% 16% 23% 15% 25% See notes and definitions at end of document. Totals may not add due to rounding. $35.0bn $45.8bn Fee Earning Assets Under Management US$ 95.2 mn 1Q26 Mgmt. Fee Revenue Breakdown Per Strategy +31% GPMSPublic EquitiesReal EstateCreditInfrastructurePrivate Equity US$ 81.4 mn 4Q24 Mgmt. Fee Revenue Breakdown Per StrategyPAX 1Q26 Earnings Presentation •Fee Earning AUM (FEAUM) of $45.8 billion in 1Q26 were up 31% versus the prior year driven by organic capital inflows of $5.6 billion, a positive valuation impact of $2.7 billion, $4.9 billion of acquisitions, and FX impact of $1.6 billion, partially offset by $(2.5) billion of divestments and distributions, $(1.2) billion of redemptions, and $(291) million of fund step-downs •Management Fees of $95.2 million in 1Q26 were up 21% compared to 1Q25 mainly driven by the higher FEAUM, partially offset by a lower fee rate due to mix

14 Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate Effective Mgmt. Fee Rate includes the proforma impact of 100% of VBI and the Bancolombia initiative which is effective at Patria’s 50% and 51% ownership levels, respectively. Periodic liquidity for open funds refers to funds which investors can redeem shares in a short period, including but not limited to weekly and monthly; and for Interval Funds refers to funds which investors can only redeem shares at specific intervals, such as quarterly, semi-annually or yearly. Asset Class FEAUM by Structure Fee Basis Frequency of Duration Currency Exposure LTM Effective NAV Calculation Hard / Soft (%) Mgmt. Fee Rate Private Equity $ 5.4 bn 100% Drawdown Funds Deployed Capital at Cost n.a. Long-dated & Illiquid 89% | 11% 1.78% Infrastructure $ 4.2 bn 92% Drawdown Funds Hybrid: Committed/ n.a. Long-dated & Illiquid 77% | 23% 1.43%Deployed at Cost 8% Infrastructure Core NAV Daily Permanent Capital 0% | 100% Credit $ 12.4 bn 64% Interval Funds NAV Daily Periodic/Limited Liquidity 69% | 31% 0.72%23% Open Funds NAV Daily Periodic 14% | 86% 13% Drawdown Funds NAV Quarterly Long-dated & Illiquid 8% | 92% Real Estate $ 9.4 bn 92% REITs Market Value/NAV Daily/Monthly Permanent Capital 0% | 100% 0.72% 8% Drawdown Funds NAV Quarterly Long-dated & Illiquid 27% | 73% Public Equities $ 2.8 bn 43% SMAs Hybrid: Varies by Account Quarterly Long-dated & Illiquid 0% | 100% 0.68%32% Interval Funds NAV Daily Periodic/Limited Liquidity 0% | 100% 25% Open Funds NAV Daily Periodic 12% | 88% GPMS $ 11.5 bn 39% SMAs Hybrid: Varies by Account Quarterly Long-dated & Illiquid 100% | 0% 0.52% 25% Drawdown Funds NAV Quarterly Long-dated & Illiquid 100% | 0% 21% Open Funds NAV Daily Periodic 76% | 24% 15% Permanent NAV Quarterly Permanent Capital 100% | 0% Total $ 45.8 bn 54% | 46% 0.87% Key Fee Characteristics By Investment Vertical NAV annual? % of our FEAUM generates fees on Daily Values What is Avg. FEAUM for Daily products? PAX 1Q26 Earnings Presentation

15See notes and definitions at end of document. Totals may not add due to rounding. Total AUM Roll Forward PAX 1Q26 Earnings Presentation Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total AUM 4Q25 10,482 8,033 8,777 2,795 8,366 14,156 52,609 Acquisitions — — 3,068 — 1,216 — 4,284 Inflows 275 547 926 91 37 267 2,143 Realizations & Dividends (178) (36) (141) (16) (165) (142) (678) Redemptions — — (203) (78) (38) (159) (478) Valuation Impact (110) (31) 385 165 105 91 605 FX 405 379 40 (10) 372 (120) 1,068 Funds Capital Variation (153) (111) (15) — (7) 14 (273) AUM 1Q26 10,720 8,782 12,837 2,948 9,885 14,107 59,279 Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total AUM 1Q25 10,414 6,683 7,403 2,017 6,220 13,107 45,843 Acquisitions — — 3,075 — 1,829 — 4,904 Inflows 411 1,904 1,941 393 901 1,085 6,635 Realizations & Dividends (771) (524) (270) (21) (450) (740) (2,776) Redemptions (56) — (461) (417) (59) (424) (1,418) Valuation Impact (139) 89 849 805 728 523 2,855 FX 935 442 272 171 731 366 2,917 Funds Capital Variation (74) 188 28 — (13) 190 318 AUM 1Q26 10,720 8,782 12,837 2,948 9,885 14,107 59,279

16See notes and definitions at end of document. Totals may not add due to rounding. Total FEAUM Roll Forward PAX 1Q26 Earnings Presentation Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total FEAUM 4Q25 5,553 4,271 8,586 2,698 7,848 11,854 40,810 Acquisitions — — 3,068 — 1,253 — 4,321 Inflows 28 82 761 88 88 247 1,294 Realizations & Dividends (194) (226) (92) — (100) (97) (709) Redemptions — — (203) (78) (38) (115) (434) Valuation Impact — 8 184 142 88 (86) 336 FX and Other 36 41 125 (8) 272 (90) 376 Change in fee basis — — — — — (236) (236) FEAUM 1Q26 5,423 4,176 12,430 2,842 9,411 11,476 45,758 Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total FEAUM 1Q25 5,444 3,624 7,164 1,966 5,826 10,960 34,984 Acquisitions — — 3,078 — 1,844 — 4,922 Inflows 114 1,000 1,833 349 698 1,561 5,555 Realizations & Dividends (194) (515) (214) (5) (379) (1,217) (2,525) Redemptions — — (458) (418) (38) (302) (1,216) Valuation Impact (2) 34 761 779 761 356 2,689 FX and Other 61 89 266 171 698 354 1,639 Change in fee basis — (54) — — — (236) (291) FEAUM 1Q26 5,423 4,176 12,430 2,842 9,411 11,476 45,758

PAX 1Q26 Earnings Presentation

PATRIA

Investment Performance – Drawdown Funds (1/2)

(in Thousands, Except Where Noted)	Committed Capital Total (USD)	Deployed + Reserved	Total Invested Value (USD)	Unrealized Investments Value (USD)	Realized Investments Value (USD)	Total Value Value (USD)	Total Value Gross MOIC (USD)	Net Returns Net IRR (USD)	Net Returns Net IRR (BRL/CLP)	Net Returns Benckmark[2] (USD)
Private Equity										
PE I (1997)	234,000	Divested	163,812	—	278,480	278,480	1.7x	4%	7%	-2%
PE II (2003)	50,000	Divested	51,648	—	1,053,625	1,053,625	20.4x	92%	75%	-1%
PE III (2007)	571,596	Divested	616,657	—	1,194,187	1,194,187	1.9x	8%	19%	5%
PE IV (2011)	1,270,853	113%	1,247,809	690,068	287,708	977,776	0.8x	-6%	-1%	-6%
PE V (2015)	1,807,389	125%	1,802,151	2,344,694	866,158	3,210,851	1.8x	8%	11%	5%
PE VI (2019)	2,689,666	117%	2,289,993	4,409,487	67,781	4,477,268	2.0x	13%	13%	7%
PE VII (2022)[1]	1,852,241	115%	700,902	882,101	—	882,101	1.3x	6%	4%	8%
Total Private Equity	**8,475,745**		**6,872,971**	**8,326,349**	**3,747,940**	**12,074,289**	**1.8x**	**9%**	**12%**	
Private Equity 20-year	**8,241,745**		**6,709,160**	**8,326,349**	**3,469,460**	**11,795,809**	**1.8x**	**11%**	**13%**	6%
Growth Capital										
Payara (2019)	83,165	100%	74,588	144,781	6,282	151,063	2.0x	13%	16%	6%
Growth II (2022)	89,244	100%	63,375	67,441	16,592	84,034	1.3x	n/m	n/m	n.a.
Total Growth Capital	**172,409**		**137,963**	**212,222**	**22,874**	**235,096**	**1.7x**	**13%**	**16%**	
Venture Capital										
Igah III (2020)	110,731	100%	198,650	198,650	17,810	216,459	1.1x	17%	16%	11%
Igah IV (2023)	45,987	100%	5,747	5,747	0	5,747	1.0x	n/m	n/m	n.a.
Total Venture Capital	**156,718**		**204,396**	**204,396**	**17,810**	**222,206**	**1.1x**	**17%**	**16%**	
Total High Growth (Growth + Venture Capital)	**329,126**	**—**	**342,359**	**416,618**	**40,684**	**457,302**	**1.3x**	**16%**	**15%**	
PIPE										
Moneda PIPE I (2025)	120,000	71%	25,000	25,000	0	25,000	1.0x	n/m	n/m	n.a.
Total Public Equities	**120,000**		**25,000**	**25,000**	**0**	**25,000**	**1.0x**	**n/m**	**n/m**	

Note: Private Equity and PIPE **n**et returns presented as 'n/m' for the fund's which first deployment of capital date is less than 36 months prior to the period indicated. For High Growth funds, net returns presented only for mature vintages. (1) As of end of 1Q26, PE VII committed capital include all specific co-investment and side car vehicles, including non fee paying commitments. Excluding non fee paying co-investments commitments, PE VII committed capital would be US$ 1,752M. Gross MOIC and Net Returns only reflect returns on primary funds and fee-paying co-invests. (2) Benchmarks: Private Equity funds: Burgiss LatAm as of 3Q25 (latest available); High Growth funds: MSCI Global as of 4Q25 (latest available).

17

PAX 1Q26 Earnings Presentation

PATRIA

Investment Performance – Drawdown Funds (2/2)

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments		Realized Investments	Total Value		Net Returns		
	Total (USD)		Value (USD)	Value (USD)		Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL/CLP)	Benckmark[3] (USD)
Infrastructure											
Infra II (2010)	1,154,385	103%	997,679	161,476	-	956,470	1,117,946	1.1x	-1%	8%	4%
Infra III (2013)	1,676,237	104%	1,306,477	280,458	-	2,734,637	3,015,095	2.3x	11%	19%	—%
Infra IV (2018)	1,941,000	116%	1,530,982	2,070,592	-	29,150	2,099,742	1.4x	7%	6%	6%
Infra V (2023) [1]	3,439,853	110%	985,996	1,160,276	-	11	1,160,288	1.2x	n/m	n/m	n.a.
Total Infrastructure	**8,211,475**		**4,821,134**	**3,672,802**	-	**3,720,269**	**7,393,071**	**1.5x**	**5%**	**13%**	
Infrastructure 3 latest vintages	**7,057,090**		**3,823,455**	**3,511,326**	-	**2,763,799**	**6,275,125**	**1.6x**	**10%**	**15%**	3%
GPMS[2]											
SOF I (2014)	189,900	Divested	182,502	4,433	-	243,204	247,636	1.4x	9%	n/m	10%
SOF II (2014)	291,100	Divested	307,971	—	-	420,355	420,355	1.4x	14%	n/m	12%
SOF III (2017)	427,500	123%	459,032	195,839	-	633,391	829,230	1.8x	18%	n/m	11%
SOF IV (2020)	406,100	116%	383,972	458,909	-	185,041	643,951	1.7x	26%	n/m	17%
Total GPMS	**1,314,600**		**1,309,800**	**610,800**		**1,437,600**	**2,048,400**	**1.6x**	**16%**	**n/m**	
Private Credit											
PCF I (2024)	214,066	78%	148,889	157,768		50,212	207,980	1.4x	n/m	n/m	n.a.
Total Private Credit	**214,066**		**148,889**	**157,768**	-	**50,212**	**207,980**	**1.4x**	**n/m**	**n/m**	

Note: Infrastructure Net returns presented as 'n/m' for the fund's which first deployment of capital date is less than 36 months prior to the period indicated. (1) As of end of 4Q25, IS V committed capital include all specific co-investment and side car vehicles, including non fee paying commitments. Excluding non fee paying co-investments commitments, IS V committed capital would be US$ 2,014M. Gross MOIC and Net Returns only reflect returns on primary funds and fee-paying co-invests. (2) As of 3Q25. (3) Benchmarks for Infrastructure funds: Dow Jones Global Infra of 1Q26; for GPMS funds: MSCI World as of 3Q25 (latest available).

18

PAX 1Q26 Earnings Presentation

Investment Performance – Permanent Capital, Interval & Open Funds (1/2)

	Functional Currency	AUM mn (USD)	YTD	Compounded Annualized Net Returns in local currency				Excess Return Since Incept.[1]
				1yr	3yr	5yr	Since Incep.	
Real Estate								
Patria Log - HGLG (2011)	BRL	1,346	1%	11%	8%	7%	14%	467 bps
Benchmark: IFIX			*3%*	*17%*	*12%*	*6%*	*10%*	
Patria Renda Urbana - HGRU (2018)	BRL	574	6%	20%	15%	11%	14%	618 bps
Benchmark: IFIX			*3%*	*17%*	*12%*	*6%*	*8%*	
VBI Prime Properties - PVBI (2020)	BRL	561	(6)%	4%	3%	3%	3%	-395 bps
Benchmark: IFIX			*3%*	*17%*	*12%*	*6%*	*7%*	
Patria Escritórios - HGRE (2009)	BRL	334	—%	20%	13%	6%	11%	241 bps
Benchmark: IFIX			*3%*	*17%*	*12%*	*6%*	*—%*	
Patria Malls - PMLL (2017)	BRL	314	6%	19%	14%	12%	10%	241 bps
Benchmark: IFIX			*3%*	*17%*	*12%*	*6%*	*7%*	
Patria Crédito Índice de Preços - PCIP (2019)	BRL	304	4%	16%	12%	9%	11%	511 bps
Benchmark: IFIX			*3%*	*17%*	*12%*	*6%*	*6%*	
Patria Recebíveis Imobiliários -HGCR (2010)	BRL	291	3%	16%	11%	11%	13%	311 bps
Benchmark: IFIX			*3%*	*17%*	*12%*	*6%*	*—%*	
RBR Crédito Imobiliário Estruturado - RBRY (2019)	BRL	244	4%	20%	15%	13%	13%	617 bps
Benchmark: IFIX			*3%*	*17%*	*12%*	*6%*	*7%*	
Patria Securities – PSEC (2020)	BRL	264	(1)%	9%	8%	4%	3%	-90 bps
Benchmark: IFIX			*3%*	*17%*	*12%*	*6%*	*4%*	
RBR Plus Multiestratégia - RBRX (2021)	BRL	276	6%	25%	16%	—%	8%	-15 bps
Benchmark: IFIX			*3%*	*17%*	*12%*	*—%*	*8%*	
Diversified	COP	1,679	2%	8%	8%	11%	15%	972 bps
Benchmark: IPC			*4%*	*6%*	*6%*	*8%*	*5%*	
Infrastructure Core[2]								
Pátria Infraestrutura Energia Core Renda (2022)	BRL	173	3%	14%	14%	-	13%	741 bps
Benchmark: NTN-B 2035 Net Return (Mark to Market)			*1%*	*11%*	*7%*	*-*	*5%*	
Patria Infraestrutura Energia Core (2021)	BRL	198	3%	10%	11%	12%	11%	660 bps
Benchmark: NTN-B 2035 Net Return (Mark to Market)			*1%*	*11%*	*7%*	*5%*	*4%*	

Note: Patria will report investment performance of primary strategies for REITS. Market based return including dividend reinvestment. (1) IFIX launched on December 30th, 2010. For funds started prior to the index, the excess return presented is calculated from the beginning of the index. (2) Infrastructure Core returns calculated based on NAV.

19

PAX 1Q26 Earnings Presentation

PATRIA

Investment Performance – Permanent Capital, Interval & Open Funds (2/2)

	Functional Currency	AUM mn (USD)	YTD	Compounded Annualized Net Returns in local currency				Excess Return Since Incept.
				1yr	3yr	5yr	Since Incep.	
Credit Latam								
Latam High Yield (2000)	USD	5.303	2%	8%	13%	9%	11%	364 bps
CEMBI Broad Div Latam HY			*1%*	*7%*	*11%*	*6%*	*7%*	
Latam Local Currency Debt (2009)	USD	1.181	3%	25%	14%	11%	5%	139 bps
GBI Broad Div Latam			*2%*	*23%*	*10%*	*8%*	*4%*	
Chilean Fixed Income (2012)	CLP	1.674	2%	9%	11%	11%	9%	186 bps
Chilean Fixed Income Index			*2%*	*8%*	*8%*	*7%*	*7%*	
Credit Brazil								
Crédito Estruturado 365 (2023)	BRL	66	18%	18%	17%	-	17%	364 bps
Benchmark: CDI			*15%*	*15%*	*13%*	-	*13%*	
FIDC I (2019)	BRL	88	19%	18%	14%	14%	12%	261 bps
Benchmark: CDI			*15%*	*15%*	*13%*	*12%*	*9%*	
Agri Credit Fund – PAAG11 (2023)	BRL	23	18%	19%	n/m	n/m	15%	138 bps
Benchmark: CDI			*15%*	*15%*	*n/m*	*n/m*	*13%*	
Public Equities Latam								
LatAm Small Caps (2008)	USD	1.232	6%	38%	12%	5%	4%	296 bps
Benchmark: MSCI EM Latam SC USD Net USD			*8%*	*40%*	*13%*	*7%*	*1%*	
LatAm Equities (2015)	USD		11%	52%	16%	9%	8%	-50 bps
Benchmark: MSCI Latam 10/40 Net USD			*15%*	*58%*	*19%*	*13%*	*9%*	
Public Equities Chile								
Chile Small Caps (1994)	CLP	1.411	7%	65%	33%	22%	16%	762 bps
Benchmark: MSCI Chile Small Cap Net			*(2%)*	*22%*	*23%*	*15%*	*9%*	
Chile Large Caps (2011)	CLP		0%	41%	26%	18%	7%	131 bps
Benchmark: IPSA Index			*2%*	*39%*	*26%*	*17%*	*5%*	
Public Equities Brazil								
Patria Long Biased (2020)	BRL	56	7%	64%	37%	20%	28%	1.539 bps
Benchmark: IPCA+Yield IMA-B			*3%*	*12%*	*12%*	*12%*	*13%*	
Patria Long Only (2025)	BRL	28	13%	54%	-	-	50%	697 bps
Benchmark: Ibovespa Index			*16%*	*44%*	-	-	*43%*	
GPMS								
Patria Private Equity Trust (2001)[1]	GBP	1.963	3%	12%	6%	12%	11%	464 bps
Benchmark: FTSE All-Share Index			*6%*	*24%*	*14%*	*12%*	*6%*	

Note: Includes composite investment performance, and where relevant, a weighted composite of underlying benchmarks. Returns as of March 31, 2026 for Credit and Public Equities and December 31 2025 for GPMS. (1) GPMS returns calculated based on NAV.

20

21 (1) 3,670,392 shares issued related to consideration for M&A activity and 818,832 shares issued related to personnel compensation; (2) 1,391,604 shares issued related to personnel compensation. (3) Reduced by 1,500,000 shares related to total return swap (4) 1,556 shares issued related to personnel compensation in 4Q25 and 1,074,339 shares issued related to consideration for M&A activity (5) Reduced by 1,500,000 shares related to total return swap (840,129 executed in Q1'26 and 659,871 executed in Apr'26) and 892,874 share repurchased in the open market offset by 2,827,645 millions shares issued related to personnel compensation and 1,124,830 shares issued related to M&A activity. Note: Qualified dividend under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003 Share Summary PAX 1Q26 Earnings Presentation (US$ in millions) 1Q25(1) 2Q25(2) 3Q25(3) 4Q25(4) 1Q26(5) Class A Common Shares 65,129,962 66,521,566 65,021,566 65,023,122 66,108,288 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 158,075,392 159,466,996 157,966,996 157,968,552 159,053,718 (+) Shares issued post-quarter and eligible for dividend 474,435 (=) Total Shares outstanding eligible for quarterly dividend 159,528,153

22 Reconciliations & Disclosures PAX 1Q26 Earnings Presentation

PATRIA

Currently Contracted and Already Incurred Liabilities and Share Repurchase Expenses ('26-'28)

Excludes Cash Generation from Distributable Earnings and Payment of Dividends from 2026-2028

When including contributions from Distributable Earnings ('26-'28), we expect to have ample free cash flow to cover contracted liabilities, future dividend payments, fund incremental share buybacks and reinvest in the business

(US$ in millions)	2026	2027	2028	2026-2028
Beginning Balance Cash & Equivalents	**69.5**	**5.3**	**(134.4)**	**69.5**
(-) Consideration payable on announced acquisitions (1)	(188.7)	(83.7)	(15.1)	(287.5)
(-) Current value of performance based contingent payments from acquisitions (2)	(16.1)	(37.7)	—	(53.8)
(-) Share repurchases (Total Return Swap and Direct Share Repurchase) (3)	(34.5)	(18.3)		(52.8)
(+) Debt offering	350.0			350.0
(-) 2025 Non-Current Loans Balance	(174.9)			(174.9)
End of Period Cash & Equivalents (Before Cash Inflows From Operations)	**5.3**	**(134.4)**	**(149.5)**	**(149.5)**

→ Excludes cash generation from Distributable Earnings and payment of Dividends from 2026-2028

Notes: (1) Contracted payments on previously completed acquisitions including Solis, RBR and WP; (2) Includes potential earn-outs and other deferral consideration payments from acquisitions subject to change according to the terms of underlying acquisition contracts. As of 31-Dec-2025 (20-F); (3) Cost of already executed open market share repurchases and expected payments to settle executed TRS transactions

23

PAX 1Q26 Earnings Presentation

PATRIA

Patria's Earnings – 5 Quarter View

(US$ in millions)	QTD 1Q25	2Q25	3Q25	4Q25	1Q26	FY 2023	FY 2024	FY 2025
Management Fees	78.8	81.0	87.0	92.0	95.2	245.6	292.4	338.7
(+) Incentive Fees	0.3	2.3	0.2	11.3	—	4.1	13.8	14.0
(+) Other Fee Revenues	2.0	2.3	2.5	2.9	3.3	2.7	10.4	9.6
(–) Taxes on Revenues (1)	(1.5)	(1.8)	(1.8)	(2.1)	(2.3)	(5.0)	(6.5)	(7.1)
(–) Rebates	(2.2)	(2.7)	(3.3)	(3.1)	(3.7)	(6.5)	(9.3)	(11.2)
Total Fee Revenues	**77.3**	**81.1**	**84.6**	**101.0**	**92.6**	**240.9**	**300.8**	**344.0**
(–) Personnel Expenses	(22.1)	(22.6)	(22.3)	(24.8)	(26.8)	(60.0)	(82.4)	(91.7)
(–) Administrative Expenses	(11.9)	(11.7)	(12.1)	(11.2)	(14.7)	(31.4)	(45.6)	(47.1)
(–) Placement Fees Amortization (2)	(0.7)	(0.7)	(0.7)	(0.7)	(0.5)	(1.9)	(2.7)	(2.7)
Fee Related Earnings (FRE)	**42.6**	**46.1**	**49.5**	**64.3**	**50.5**	**147.7**	**170.1**	**202.5**
FRE Margin (%)	**55.1%**	**56.8%**	**58.5%**	**63.7%**	**54.6%**	**61.3%**	**56.5%**	**58.9%**
Realized Performance Fees (After-Tax)	0.8	—	—	30.2	—	72.7	62.3	31.0
(–) Carried interest allocation and bonuses (3)	—	—	—	(10.6)	—	(25.3)	(20.9)	(10.6)
Performance Related Earnings (PRE)	**0.8**	**—**	**—**	**19.6**	**—**	**47.5**	**41.4**	**20.3**
(+) Net financial income/(expense) (4)	(2.9)	(4.0)	(1.0)	(1.8)	(3.3)	0.8	(9.2)	(9.7)
Pre-Tax Distributable Earnings	**40.5**	**42.2**	**48.5**	**82.0**	**47.2**	**195.9**	**202.3**	**213.1**
(–) Income and other related tax (5)	(3.7)	(3.4)	(1.6)	(3.5)	(4.9)	(9.6)	(13.1)	(12.2)
Distributable Earnings (DE)	**36.8**	**38.8**	**46.9**	**78.5**	**42.4**	**186.3**	**189.2**	**200.9**
DE per Share	**0.23**	**0.24**	**0.30**	**0.50**	**0.27**	**1.26**	**1.24**	**1.27**
Shares Outstanding	158.1	159.5	158.0	158.0	159.1			
Additional Metrics								
Total Assets Under Management	45,843	48,713	51,219	52,609	59,279			
Fee-Earning Assets Under Management	34,984	37,207	38,826	40,810	45,758			

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

24

PAX 1Q26 Earnings Presentation

PATRIA

Reconciliation of IFRS to Non-GAAP Measures

	QTD					FY		
(US$ in millions)	1Q25	2Q25	3Q25	4Q25	1Q26	FY 2023	FY 2024	FY 2025
Management Fees	78.8	81.0	87.0	92.0	95.2	245.6	292.4	338.7
(+) Incentive Fees	0.3	2.3	0.2	11.3	—	4.1	13.8	14.0
(+) Other Fee Revenues	2.0	2.3	2.5	2.9	3.3	2.7	10.4	9.6
(–) Taxes on Revenues	(1.5)	(1.8)	(1.8)	(2.1)	(2.3)	(5.0)	(6.5)	(7.1)
(–) Rebates	(2.2)	(2.7)	(3.3)	(3.1)	(3.7)	(6.5)	(9.3)	(11.2)
Total Fee Revenues	**77.3**	**81.1**	**84.6**	**101.0**	**92.6**	**240.9**	**300.8**	**344.0**
(–) Personnel Expenses	(22.1)	(22.6)	(22.3)	(24.8)	(26.8)	(60.0)	(82.4)	(91.7)
(–) Administrative Expenses	(11.9)	(11.7)	(12.1)	(11.2)	(14.7)	(31.4)	(45.6)	(47.1)
(–) Placement Fees Amortization	(0.7)	(0.7)	(0.7)	(0.7)	(0.5)	(1.9)	(2.7)	(2.7)
Fee Related Earnings (FRE)	**42.6**	**46.1**	**49.5**	**64.3**	**50.5**	**147.7**	**170.1**	**202.5**
Realized Performance Fees (After-Tax)	0.8	—	—	30.2	—	72.7	62.3	31.0
(–) Carried interest allocation and bonuses	—	—	—	(10.6)	—	(25.3)	(20.9)	(10.6)
Performance Related Earnings (PRE)	**0.8**	**—**	**—**	**19.6**	**—**	**47.5**	**41.4**	**20.3**
(+) Net financial income/(expense)	(2.9)	(4.0)	(1.0)	(1.8)	(3.3)	0.8	(9.2)	(9.7)
Pre-Tax Distributable Earnings	**40.5**	**42.2**	**48.5**	**82.0**	**47.2**	**195.9**	**202.3**	**213.1**
(–) Income and other related tax	(3.7)	(3.4)	(1.6)	(3.5)	(4.9)	(9.6)	(13.1)	(12.2)
Distributable Earnings (DE)	**36.8**	**38.8**	**46.9**	**78.5**	**42.4**	**186.3**	**189.2**	**200.9**
(-) Deferred Taxes (1)	7.1	3.0	2.8	1.9	2.1	13.4	1.2	14.8
(-) Amortization of intangible assets from acquisition (2)	(8.8)	(8.1)	(9.3)	(8.8)	(7.9)	(19.3)	(25.1)	(35.0)
(-) Equity-based and long-term compensation (3)	(4.8)	(7.3)	(9.4)	(16.5)	(10.1)	(14.7)	(20.2)	(38.0)
(-) Deferred and contingent consideration (4)	(2.4)	(5.5)	(5.4)	(0.8)	(5.8)	(14.3)	(31.9)	(14.2)
(-) Transaction and restructuring cost (5)	(3.7)	(5.7)	(7.4)	(21.9)	(12.6)	(12.3)	(36.3)	(38.8)
(-) Derivative financial instrument gains/(losses) (6)	(3.1)	(0.8)	(0.5)	9.4	1.6	(14.9)	1.1	4.9
(-) SPAC expenses and transaction costs (7)	(0.3)	(0.1)	0.1	(3.9)	—	(7.3)	(1.1)	(4.2)
(-) Unrealized financial income/expense (8)	(5.0)	(1.3)	4.9	(3.3)	(7.4)	1.4	(4.9)	(4.8)
Net income for the period (9)	**15.7**	**12.9**	**22.5**	**34.5**	**2.3**	**118.4**	**71.9**	**85.6**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

25

PAX 1Q26 Earnings Presentation

PATRIA

IFRS Balance Sheet

(US$ in millions)	December 31, 2025	March 31, 2026
Assets		
Cash and cash equivalents	53.6	50.9
Short term investments (1)	35.1	36.0
Client funds on deposit (2)	25.9	25.4
Accounts receivable (3)	118.6	216.8
Project advances	12.3	13.6
Other current assets	16.0	15.1
Recoverable taxes	9.3	9.0
Energy trading contracts (4)	133.3	129.3
Other financial instruments (4)	1.2	—
Current Assets	**405.3**	**496.1**
Accounts receivable (3)	95.4	95.6
Deferred tax assets (5)	20.7	19.8
Other non-current assets	10.1	14.1
Long term investments (6)	44.5	47.1
Investments in associates	—	—
Property and equipment	42.4	44.4
Intangible assets (7)	824.2	959.9
Energy trading contracts (4)	46.2	49.3
Other financial instruments (4)	6.4	6.7
Non-current assets	**1,089.8**	**1,237.0**
Total Assets	**1,495.1**	**1,733.1**

	December 31, 2025	March 31, 2026
Liabilities and Equity		
Client funds payable (2)	25.9	25.4
Consideration payable from acquisition (8)	118.5	100.2
Personnel and related contributions payable (9)	58.1	46.8
Taxes payable	12.0	12.4
Carried interest allocation (10)	19.3	22.1
Energy trading contracts (4)	117.5	111.6
Commitment subject to possible redemption (1)	—	—
Other current liabilities (12)	63.7	202.8
Loans (14)	—	255.1
Current Liabilities	**415.0**	**776.4**
Gross obligation under put option (13)	24.6	23.8
Consideration payable from acquisitions (8)	66.0	132.4
Carried interest allocation (10)	8.3	6.7
Deferred tax liabilities (5)	52.4	51.0
Other non-current liabilities (11)	88.1	87.2
Loans (14)	174.9	—
Energy trading contracts (4)	32.5	33.9
Non-current Liabilities	446.7	335.0
Total Liabilities	**861.7**	**1,111.4**
Capital	—	—
Additional paid-in capital	589.4	544.7
Capital reserves (15)	46.6	72.4
Retained earnings	—	—
Cumulative translation adjustment	(24.3)	(1.3)
Equity attributable to the owners of the parent	**611.7**	**603.2**
Non-controlling interests (16)	**21.7**	**18.5**
Equity	633.4	621.7
Total Liabilities and Equity	**1,495.1**	**1,733.1**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

26

27 Notes PAX 1Q26 Earnings Presentation Notes to Page 4 Patria’s First Quarter 2026 IFRS Results (1) Performance fees are determined in accordance with the funds offering documents and/ or agreements with Limited Partners, based on the expected value for which a highly probability exists that a significant reversal will not occur. (2) Taxes on revenue represent taxes on services in some of the countries where Patria operates. (3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short- and long-term benefits. (4) Deferred consideration is accrued for services rendered during the retention period of employees from acquired businesses. (5) Includes share issuance expenses related to the Initial Public Offering concluded on March 14, 2022, of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses as well as gains/(losses) from energy trading. (6) Includes earnings and amortization of intangible assets from investments in associates. (7) Comprise of the fair value adjustments on long-term investments and derivative financial instruments, and acquisition price adjustments, unwinding of considerations payable and gross obligations under put options on acquired businesses as well as foreign exchange variances and interest incurred on credit lines and lease liabilities. (8) Income tax includes both current and deferred tax expenses for the period calculated based on each jurisdiction’s tax regulations. (9) Represents the non-controlling interest in Patria’s subsidiaries. Notes to Pages 8 & 9 Patria’s First Quarter 2026 Earnings and Page 24 Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees, if any, which are excluded from Patria’s Fee Related Earnings. (2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds. (3) Performance fee payable to carried interest vehicles have been excluded from performance related earnings. (4) Net financial income/(expense) includes share of equity-accounted earnings, realized gains/(losses) on financial instruments and net gains/(losses) from energy trading. (5) Income and other related tax represents tax expenses based on each jurisdiction’s tax regulations. Notes to Page 10 Net Accrued Performance Fees (1) Others include PE Growth and VC funds, Alturas II, Moneda Private Credit and Infrastructure IV. (2) Others include PE Growth and VC funds, Alturas II, Moneda Private Credit and Infrastructure IV. Notes to Page 15 Total AUM Roll Forward (1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items. (2) Inflows generally reflects fundraising activity in the period. (3) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities and (iv) funds received from financing activities at fund level that has been distributed to limited partners. Notes to Page 16 Total FEAUM Roll Forward (1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items. (2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund.

28 Notes PAX 1Q26 Earnings Presentation Notes to Page 25 Reconciliation of IFRS to Non-GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non- deductible employee profit sharing expenses, performance fees, quarterly revaluation of derivatives, intangible assets and considerations payable (IFRS note "Income and other related tax"). (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationships, brands and non-compete agreements. (IFRS “Amortization of intangible assets" note). (3) Expenses for equity-based compensation and long-term employee benefits. Additionally, includes IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business. (IFRS note "Personnel Expenses"). (4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of the earn-out payable. (iii) Unwinding and price adjustments on outstanding considerations payable (IFRS "Personnel expenses" and "Net Financial income/(expense)" notes). (5) Non-recurring expenses and gains associated with business acquisitions and restructuring. (IFRS "Other income/(expenses)" and "Personnel expenses" notes). (6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition-related transactions. (IFRS "Net financial income/(expenses)" and "Other income/(expenses)" notes). (7) SPAC general expenses. (IFRS "General and Administrative expenses")" note). (8) Unrealized gains and losses on long-term investments and unrealized exchange variation. (9) Reflects net income attributable to owners of the Parent. (IFRS "Condensed Consolidated Statement of Profit or Loss"). Notes to Page 26 IFRS Balance Sheet (1) Short term Investments are liquid investment funds of private equity and Gov bonds. (2) Chilean clients' money not available for the Company. Assets and liabilities linked. (3) Accounts receivable primarily relate to management and performance fees, as well as energy trading receivables. In Q1, Tria traded at a significantly higher volume, resulting in approximately $100 million increase in assets (offset by a corresponding liability; see Note 13). (4) Financial instruments assets and liabilities mainly relate to fair value adjustments on energy trading agreements. The net between assets and liabilities is $33.1 M as of March 31, 2026. (5) Deferred Tax assets and liabilities are temporary differences between the accounting balance and tax base of certain assets and liabilities. Main categories include temporary differences on financial instruments, fair value adjustments on assets acquired through business combinations, business combination related expenses and assessed tax losses for future utilization. (6) The long-term investments predominantly relate to GP commitments into the funds managed by Patria. (7) Primarily composed of goodwill, contractual rights, non-contractual customer relationships, non-competes, brands from business acquisitions and placement fees. (8) Payable relate to acquired businesses, including amounts contingent to the business performance over a specific period (earn-outs) as well as deferred consideration payable to employees of certain acquired businesses. Settlement may and /or will be in cash or shares over the next years. (9) Primarily composed of employee profit sharing and short-term employee benefits. (10) Carried interest reflect up to 35% of net performance fees receivable to be paid to a carried interest vehicle when collected from certain investments funds. (11) Other non-current liabilities include $ 69 million payable to a financial institution for PE IV receivable sold. (12) Includes approximately $100 million related to Tria suppliers (linked to the accounts receivable) and $30 million of management fee received in advance. (13) Gross obligation relates to put option arrangements from acquisition-related activity of businesses. (14) Loans include credit facilities utilized as well as accrued interest recognized on outstanding credit facility balances. (15) Reflects the Class A common shares reserved to settle the share-based incentive plans. (16) Non-controlling interest represents the minorities’ holding mainly in Tria (41%) and BanColombia (49%).

29 Definitions PAX 1Q26 Earnings Presentation Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years. Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement. Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity-based compensation and non-recurring expenses. Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments. Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings for Drawdown Funds. Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund. Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund. Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co- investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.